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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-22903				August 18, 2025
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

J.P. Morgan Exchange-Traded Fund Trust
4. Address of principal executive office (number, street, city, state, zip code):

390 Madison Avenue, New York, NY 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

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Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate series of J.P. Morgan Exchange-Traded Fund Trust) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 18, 2025, and from the Funds’ last examination date (as detailed in Appendix A) through August 18, 2025.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 18, 2025, and from the Funds’ last examination date (as detailed in Appendix A) through August 18, 2025, with respect to securities reflected in the investment accounts of the Funds.

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Frederick Cavaliere
Mr. Frederick Cavaliere Assistant Treasurer

April 9, 2026
Date

Appendix A

J.P. Morgan Exchange-Traded Fund Trust

Fund Name	Date of Last Examination
JPMorgan Diversified Return International Equity ETF	October 31, 2024
JPMorgan Diversified Return Emerging Markets Equity ETF	October 31, 2024
JPMorgan Diversified Return U.S. Equity ETF	October 31, 2024
JPMorgan Diversified Return U.S. Mid Cap Equity ETF	October 31, 2024
JPMorgan BetaBuilders USD High Yield Corporate Bond ETF	February 28, 2025
JPMorgan Diversified Return U.S. Small Cap Equity ETF	October 31, 2024
JPMorgan Ultra-Short Income ETF	February 28, 2025
JPMorgan International Bond Opportunities ETF	February 28, 2025
JPMorgan U.S. Momentum Factor ETF	October 31, 2024
JPMorgan U.S. Quality Factor ETF	October 31, 2024
JPMorgan U.S. Value Factor ETF	October 31, 2024
JPMorgan USD Emerging Markets Sovereign Bond ETF	February 28, 2025
JPMorgan BetaBuilders Europe ETF	October 31, 2024
JPMorgan BetaBuilders Japan ETF	October 31, 2024
JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF	October 31, 2024
JPMorgan BetaBuilders Canada ETF	October 31, 2024
JPMorgan BetaBuilders MSCI US REIT ETF	February 28, 2025
JPMorgan Municipal ETF	February 28, 2025
JPMorgan Ultra-Short Municipal Income ETF	February 28, 2025
JPMorgan Core Plus Bond ETF	February 28, 2025
JPMorgan BetaBuilders U.S. Aggregate Bond ETF	February 28, 2025
JPMorgan BetaBuilders USD Investment Grade Corporate Bond ETF	February 28, 2025
JPMorgan BetaBuilders U.S. Equity ETF	October 31, 2024
JPMorgan BetaBuilders International Equity ETF	October 31, 2024
JPMorgan BetaBuilders U.S. Mid Cap Equity ETF	October 31, 2024
JPMorgan International Growth ETF	October 31, 2024
JPMorgan Equity Premium Income ETF	June 30, 2025
JPMorgan Carbon Transition U.S. Equity ETF	October 31, 2024
JPMorgan BetaBuilders U.S. Small Cap Equity ETF	October 31, 2024
JPMorgan Short Duration Core Plus ETF	February 28, 2025
JPMorgan ActiveBuilders Emerging Markets Equity ETF	October 31, 2024
JPMorgan Income ETF	February 28, 2025
JPMorgan Active Value ETF	June 30, 2025
JPMorgan Climate Change Solutions ETF	October 31, 2024
JPMorgan Inflation Managed Bond ETF	February 28, 2025
JPMorgan Small & Mid Cap Enhanced Equity ETF	June 30, 2025
JPMorgan Realty Income ETF	February 28, 2025

JPMorgan International Research Enhanced Equity ETF	October 31, 2024
JPMorgan Nasdaq Equity Premium Income ETF	June 30, 2025
JPMorgan Active Growth ETF	June 30, 2025
JPMorgan Active China ETF	October 31, 2024
JPMorgan Active Small Cap Value ETF	June 30, 2025
JPMorgan BetaBuilders U.S. Treasury Bond 20+ Year ETF	February 28, 2025
JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF	February 28, 2025
JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF	February 28, 2025
JPMorgan BetaBuilders Emerging Markets Equity ETF	October 31, 2024
JPMorgan High Yield Municipal ETF	February 28, 2025
JPMorgan Equity Focus ETF	June 30, 2025
JPMorgan Limited Duration Bond ETF	February 28, 2025
JPMorgan Sustainable Municipal Income ETF	February 28, 2025
JPMorgan Healthcare Leaders ETF	October 31, 2024
JPMorgan U.S. Tech Leaders ETF	June 30, 2025
JPMorgan Global Select Equity ETF	October 31, 2024
JPMorgan International Value ETF	October 31, 2024
JPMorgan Hedged Equity Laddered Overlay ETF	October 31, 2024
JPMorgan Active Bond ETF	February 28, 2025
JPMorgan Active Developing Markets Equity ETF	October 31, 2024
JPMorgan Dividend Leaders ETF	October 31, 2024
JPMorgan Fundamental Data Science Large Core ETF	June 30, 2025
JPMorgan Fundamental Data Science Mid Core ETF	June 30, 2025
JPMorgan Fundamental Data Science Small Core ETF	June 30, 2025
JPMorgan Active High Yield ETF	N/A (Date of Inception: June 24, 2025)
JPMorgan Flexible Income ETF	N/A (Date of Inception: February 12, 2025)
JPMorgan Mortgage-Backed Securities ETF	February 28, 2025
JPMorgan Fundamental Data Science Large Value ETF	June 30, 2025
JPMorgan International Hedged Equity Laddered Overlay ETF	October 31, 2024
JPMorgan Nasdaq Hedged Equity Laddered Overlay ETF	N/A (Date of Inception: March 26, 2025)
JPMorgan U.S. Research Enhanced Large Cap ETF	June 30, 2025
JPMorgan Equity and Options Total Return ETF	N/A (Date of Inception: August 18, 2025)

Report of Independent Accountants

To the Board of Trustees of J.P. Morgan Exchange-Traded Fund Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate series of J.P. Morgan Exchange-Traded Fund Trust) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) (the “specified requirements”) as of August 18, 2025. The Funds’ management is responsible for its assertion and the Funds’ compliance with the specified requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. The nature, timing and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of August 18, 2025, and with respect to agreement of security purchases and sales or maturities, for the period from our last examination date (as detailed in Appendix A), through August 18, 2025:

•	Count and inspection of all securities located in the vault of J.P. Morgan Chase Bank, N.A. (the “Custodian”) at 780 Delta Dr., Monroe, LA 71203 without prior notice to management;

•

Confirmation of all securities held at the Depository Trust Company, the Federal Reserve Bank of New York, and the Euronext Securities Copenhagen (the “depositories”) in book entry form and test the completeness and accuracy of the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•

Confirmation of security positions held by the Custodian at foreign sub-custodians and test the completeness and accuracy of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

PricewaterhouseCoopers LLP 300 Madison Avenue New York, New York 10017
www.pwc/com/us	(646) 471 3000

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks, or where replies were not received, the application of alternative procedures; and

•

Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures.

Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to the engagement.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 18, 2025 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of J.P. Morgan Exchange-Traded Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 9, 2026

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Appendix A

J.P. Morgan Exchange-Traded Fund Trust

Fund Name	Date of Last Examination
JPMorgan Diversified Return International Equity ETF	October 31, 2024
JPMorgan Diversified Return Emerging Markets Equity ETF	October 31, 2024
JPMorgan Diversified Return U.S. Equity ETF	October 31, 2024
JPMorgan Diversified Return U.S. Mid Cap Equity ETF	October 31, 2024
JPMorgan BetaBuilders USD High Yield Corporate Bond ETF	February 28, 2025
JPMorgan Diversified Return U.S. Small Cap Equity ETF	October 31, 2024
JPMorgan Ultra-Short Income ETF	February 28, 2025
JPMorgan International Bond Opportunities ETF	February 28, 2025
JPMorgan U.S. Momentum Factor ETF	October 31, 2024
JPMorgan U.S. Quality Factor ETF	October 31, 2024
JPMorgan U.S. Value Factor ETF	October 31, 2024
JPMorgan USD Emerging Markets Sovereign Bond ETF	February 28, 2025
JPMorgan BetaBuilders Europe ETF	October 31, 2024
JPMorgan BetaBuilders Japan ETF	October 31, 2024
JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF	October 31, 2024
JPMorgan BetaBuilders Canada ETF	October 31, 2024
JPMorgan BetaBuilders MSCI US REIT ETF	February 28, 2025
JPMorgan Municipal ETF	February 28, 2025
JPMorgan Ultra-Short Municipal Income ETF	February 28, 2025
JPMorgan Core Plus Bond ETF	February 28, 2025
JPMorgan BetaBuilders U.S. Aggregate Bond ETF	February 28, 2025
JPMorgan BetaBuilders USD Investment Grade Corporate Bond ETF	February 28, 2025
JPMorgan BetaBuilders U.S. Equity ETF	October 31, 2024
JPMorgan BetaBuilders International Equity ETF	October 31, 2024
JPMorgan BetaBuilders U.S. Mid Cap Equity ETF	October 31, 2024
JPMorgan International Growth ETF	October 31, 2024
JPMorgan Equity Premium Income ETF	June 30, 2025
JPMorgan Carbon Transition U.S. Equity ETF	October 31, 2024
JPMorgan BetaBuilders U.S. Small Cap Equity ETF	October 31, 2024
JPMorgan Short Duration Core Plus ETF	February 28, 2025
JPMorgan ActiveBuilders Emerging Markets Equity ETF	October 31, 2024
JPMorgan Income ETF	February 28, 2025
JPMorgan Active Value ETF	June 30, 2025
JPMorgan Climate Change Solutions ETF	October 31, 2024
JPMorgan Inflation Managed Bond ETF	February 28, 2025
JPMorgan Small & Mid Cap Enhanced Equity ETF	June 30, 2025
JPMorgan Realty Income ETF	February 28, 2025

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JPMorgan International Research Enhanced Equity ETF	October 31, 2024
JPMorgan Nasdaq Equity Premium Income ETF	June 30, 2025
JPMorgan Active Growth ETF	June 30, 2025
JPMorgan Active China ETF	October 31, 2024
JPMorgan Active Small Cap Value ETF	June 30, 2025
JPMorgan BetaBuilders U.S. Treasury Bond 20+ Year ETF	February 28, 2025
JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF	February 28, 2025
JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF	February 28, 2025
JPMorgan BetaBuilders Emerging Markets Equity ETF	October 31, 2024
JPMorgan High Yield Municipal ETF	February 28, 2025
JPMorgan Equity Focus ETF	June 30, 2025
JPMorgan Limited Duration Bond ETF	February 28, 2025
JPMorgan Sustainable Municipal Income ETF	February 28, 2025
JPMorgan Healthcare Leaders ETF	October 31, 2024
JPMorgan U.S. Tech Leaders ETF	June 30, 2025
JPMorgan Global Select Equity ETF	October 31, 2024
JPMorgan International Value ETF	October 31, 2024
JPMorgan Hedged Equity Laddered Overlay ETF	October 31, 2024
JPMorgan Active Bond ETF	February 28, 2025
JPMorgan Active Developing Markets Equity ETF	October 31, 2024
JPMorgan Dividend Leaders ETF	October 31, 2024
JPMorgan Fundamental Data Science Large Core ETF	June 30, 2025
JPMorgan Fundamental Data Science Mid Core ETF	June 30, 2025
JPMorgan Fundamental Data Science Small Core ETF	June 30, 2025
JPMorgan Active High Yield ETF	N/A (Date of Inception: June 24, 2025)
JPMorgan Flexible Income ETF	N/A (Date of Inception: February 12, 2025)
JPMorgan Mortgage-Backed Securities ETF	February 28, 2025
JPMorgan Fundamental Data Science Large Value ETF	June 30, 2025
JPMorgan International Hedged Equity Laddered Overlay ETF	October 31, 2024
JPMorgan Nasdaq Hedged Equity Laddered Overlay ETF	N/A (Date of Inception: March 26, 2025)
JPMorgan U.S. Research Enhanced Large Cap ETF	June 30, 2025
JPMorgan Equity and Options Total Return ETF	N/A (Date of Inception: August 18, 2025)

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